AUDITED FINANCIAL STATEMENTS

OF

ROI INVESTMENTS, LLC

AS OF INCEPTION
SEPTEMBER 15, 2024

PREPARED BY
BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

ROI INVESTMENT LLC

TABLE OF CONTENTS   **Page**



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management of
ROI INVESTMENT LLC

We have audited the financial statements of ROI INVESTMENT LLC as of inception, which comprise the balance sheet as of September 15, 2024, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of ROI INVESTMENT LLC as of September 15, 2024, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

This financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has incurred losses from inception and has not yet commenced it principal operations and has indicated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of ROI INVESTMENT LLC and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing ROI INVESTMENT LLC's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decision of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism through the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.,

Brickstone & Associates, LLC CPA

September 25, 2024
Ashburn
VA 134338

ROI INVESTMENT LLC
BALANCE SHEET
AS OF SEPTEMBER 15, 2024

ASSETS

ASSETS	For the Period September 15, 2024
CURRENT ASSETS	
Cash in Bank	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Due to Others	-
TOTAL LIABILITIES	$ -
Stockholders' Deficit	
Capital stock	-
Net Income	-
Total Stockholders' Deficit	-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ -

ROI INVESTMENT LLC
INCOME STATEMENT
FOR THE PERIOD JUNE 18, 2024 (INCEPTION)
THROUGH SEPTEMBER 15, 2024

	For the Period September 15, 2024
Revenue	$ -
Operating Expenses	
Business Registration	-
Accounting Fees	-
Total other expenses	-
Net Income (Loss)	$ -

ROI INVESTMENT LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD JUNE 18, 2024 (INCEPTION)
THROUGH SEPTEMBER 15, 2024

	Common Stock		
	Shares	Amount	Total
Balances at June 18, 2024	-	$ -	$ -
Net Loss	-	-	-
Balance at September 15, 2024	-	$ -	$ -

ROI INVESTMENT LLC
STATEMENTS OF CASH FLOW
FOR THE PERIOD JUNE 18, 2024 (INCEPTION)
THROUGH SEPTEMBER 15, 2024

	For the Period September 15, 2024
Cash flows from operating activities:	
Net Income (loss)	$ -
Adjustment to reconcile net loss to net cash	
Depreciation and Amortization	-
Change in operating assets and liabilities:	
Prepaid expenses	-
Prepaid expenses	-
Accounts payable	-
Due to others	-
Net cash used in operating activities	-
Net cash flows provided by (used in) investing activities	-
Cash flows from financing activities:	
Loan - Equity Partners	-
Net cash flows from financing activities:	-
Net change in cash	-
Cash, Beginning of period	-
Cash, Ending of period	$ -
Cash paid for interest	$ -

<u>**NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**</u>

A summary of the Company's significant accounting policies was consistently applied in the preparation of the accompanying financial statement.

<u>Nature of Business</u>

ROI Investments, LLC is Nevada Corporation established on June 18, 2024. ROI Investments, LLC will own an investment fund that raises money in a Reg D and Reg CF offering. These funds will be invested in multi-family and other commercial real estate. This fund seeks to raise the Reg CF limit, which is 5 million over a given year, and roughly 15 million on the Reg D side. This fund will be owned 80% by the investors and 20% by the sponsor. ROI Management, LLC is the sponsor of this fund and will carry out all the administrative and management functions necessary to operate this fund, locate properties to invest in, manage the properties, etc.

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ('GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The company's fiscal year-end is December 31.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements

and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

During the year ended September 15, 2024, the Company adopted Accounting Standards Update (ASU) 2014- 01, "Revenue from Contracts with Customers" which outlines a single

ROI INVESTMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 15, 2024

<u>**NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five- step process for revenue recognition:

- Identification of the contract with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its long-term construction projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has generated or recognized $0.00 in revenue, and has not executed any revenue producing contracts.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement

date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

<u>**NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or

liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. On August 30, 2024, the Company had no bank balances or any other items that would be considered cash equivalents.

<u>Income Tax Uncertainties</u>

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

<u>Deferred Taxes</u>

Deferred Taxes is provided on the deferral method in respect of timing differences between profits as computed for taxation purposes and profits as stated in the financial statements, to the extent that the liability is expected to be payable in the foreseeable future. Deferred

<u>**NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision of liability for federal and state income taxes has been included in these financial statements. Accordingly, there are no deferred taxes as well.

<u>Recent Accounting Pronouncements</u>

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

<u>Note 2 – Going Concern and Uncertainties</u>

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses during the period, and the company has not generated any revenue from operations, which, among other factors, introduces risk related to the Company's ability to start operations or continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to increase the number of profitable contracts for its flagship products and services, and its ability to generate positive operating cash flow.

The Company intends to conduct an offering under Regulation CF with a registered funding portal in 2024. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

ROI INVESTMENT LLC
NOTES TO FINANCIAL STATEMENTS
AS OF SEPTEMBER 15, 2024

Note 3 – Commitments and Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 4 - Related Party Transactions

The ROI Managements LLC is a related party to ROI Investments, LLC. There are $0 relationships as of September 15, 2024.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through September 25, 2024, the date these financial statements were available to be issued, there are no subsequent events that have occurred.